UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39936

CUSIP Number: 25278L105

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

DiamondHead Holdings Corp.

Full Name of Registrant

Former Name if Applicable

250 Park Ave. 7th Floor

Address of Principal Executive Office (Street and Number)

New York, New York, 10177
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DiamondHead Holdings Corp. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the Securities and Exchange Commission (the “SEC”) issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”) informing market participants that certain warrants issued by SPACs may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. Specifically, the SEC Statement focused on certain settlement terms and provisions in warrant agreements related to certain tender offers following a business combination. The terms described in the SEC Statement are common in SPACs and are similar to those contained in the warrant agreement, dated as of January 25, 2021, between the Company and American Stock & Trust Company LLC, as warrant agent. The Company had previously accounted for its private placement warrants and public warrants (collectively, the “warrants”) as equity.

The Company is currently considering the impact of the SEC Statement on the Company’s previously issued financial statements, as well as the Company’s financial statements as of and for the quarterly period ended March 31, 2021. As a result of the considerable time and dedication of resources required to evaluate the Company’s accounting practice with respect to the Company’s warrants and the resulting impact on the Company’s financial statements, the Company was unable, without unreasonable effort or expense, to file its Quarterly Report by the prescribed due date of May 17, 2021.

The Company expects to file its Quarterly Report on or before May 24, 2021, the expiration of the extension period prescribed by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Keith Feldman	(212)	572-6260
	(Name)	(Area code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DiamondHead Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Keith Feldman
	Name:	Keith Feldman
	Title:	Chief Financial Officer